UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 2, 2021

FIRST FOUNDATION INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36461	20-8639702
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

200 Crescent Court, Suite 1400
Dallas, Texas	75201
(Address of Principal Executive Offices)	(Zip Code)

(469) 638-9636

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock	FFWM	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On June 2, 2021, First Foundation Inc. (the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with TGR Financial, Inc., a Florida corporation (“TGR Financial”), providing for the merger of TGR Financial with and into the Company, with the Company as the surviving corporation (the “Merger”). The Merger Agreement contemplates that immediately after the Merger, First Florida Integrity Bank, a Florida state-chartered bank and wholly-owned subsidiary of TGR Financial, will merge with and into First Foundation Bank, a California state-chartered bank and wholly-owned subsidiary of the Company (“First Foundation Bank”), with First Foundation Bank as the surviving bank (the “Bank Merger”). The Merger Agreement was adopted and unanimously approved by the Board of Directors of each of the Company and TGR Financial.

Subject to the terms and conditions of the Merger Agreement, at the date and time when the Merger becomes effective (the “Effective Time”), each share of TGR Financial common stock (“TGR Common Stock”) will be converted into the right to receive 0.6068 shares (the “Exchange Ratio”) of common stock of the Company (“Company Common Stock”), and each share of TGR Financial preferred stock (“TGR Preferred Stock”) will be converted into the right to receive the number of shares of Company Common Stock equal to the product of the number of shares of TGR Common Stock into which such share of TGR Preferred Stock is convertible in connection with, and as a result of, the Merger, multiplied by the Exchange Ratio. At the Effective Time, each outstanding option to purchase shares of TGR Common Stock (each, a “TGR Option”), whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash (subject to withholding as provided in the Merger Agreement) equal to the product of (i) the total number of shares of TGR Common Stock underlying the TGR Option multiplied by (ii) the amount, if any, that the product of the volume weighted average closing price per share of Company Common Stock, as reported on NASDAQ, for the 20 trading days ending on and including the fifth trading day prior to the closing date (the “Company Average Closing Price”), multiplied by the Exchange Ratio, exceeds the exercise price per share of such TGR Option. Any TGR Option which has an exercise price per share of TGR Common Stock that is greater than or equal to the product of the Company Average Closing Price multiplied by the Exchange Ratio will be cancelled at the Effective Time for no consideration or payment.

The Merger Agreement contains customary representations and warranties of the Company and TGR Financial, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of such party’s business during the period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of the Company to call a special meeting for its stockholders to approve the Merger Agreement and  the issuance of Company Common Stock in the Merger, (3) the obligation of TGR Financial to call a special meeting of its shareholders to approve the  Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, and (4) TGR Financial’s non-solicitation obligations relating to alternative acquisition proposals.

The Company and TGR Financial have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents necessary to obtain all required consents and approvals for consummation of the transactions contemplated by the Merger Agreement.  Completion of the Merger is subject to certain customary conditions, including (i) approval by the Company’s stockholders, (ii) approval by TGR Financial’s shareholders, (iii) the receipt of required regulatory approvals, (iv) the absence of any governmental order or law prohibiting the consummation of the Merger or the Bank Merger, and (v) the effectiveness of the registration statement for the Company Common Stock to be issued as consideration in the Merger.

The obligation of each party to consummate the Merger is also conditioned upon (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, (iii) receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (iv) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement. The Company’s obligation to consummate the Merger is further conditioned upon (a) TGR Financial’s adjusted tangible common equity and allowance for loan losses being in excess of specified levels, and (b) the holders of no more than 5% of the aggregate outstanding shares of TGR Financial’s capital stock properly notifying TGR Financial that they intend to exercise dissenters’ rights.

The Merger Agreement contains certain termination rights for both the Company and TGR Financial, including if (i) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied, (ii) the Merger is not consummated by December 31, 2021 (the “End Date”), (iii) the required regulatory approvals are not obtained, or (iv) the approval of the Company’s stockholders or TGR Financial’s shareholders is not obtained. In addition, in certain circumstances, TGR Financial may terminate the Merger Agreement if both the Company Average Closing Price is below $19.74 per share and the Company Common Stock has underperformed the KBW Regional Banking Index by more than 20% since the date of the Merger Agreement, provided TGR Financial is not in material breach of the Merger Agreement, and subject to the Company’s right to reinstate the Merger by electing to adjust the Exchange Ratio.  The Company may terminate the Merger Agreement prior to TGR Financial’s shareholder approval of the Merger in the event that (A) TGR Financial materially breaches its non-solicitation obligations relating to alternative business combination transactions, (B) TGR Financial’s board withdraws or adversely modifies its recommendation to shareholders or fails to affirm its recommendation within the required time period after an acquisition proposal is made, or (C) TGR Financial’s board recommends a tender offer or fails to recommend against such tender offer within 10 business days after commencement, and TGR Financial may terminate the Merger Agreement prior to TGR Financial’s shareholder approval of the Merger in order to enter into a definitive agreement for an unsolicited acquisition proposal superior than the transaction contemplated by the Merger Agreement.  The Merger Agreement provides that TGR Financial must pay a termination fee of $11.9 million to the Company if the Merger Agreement (i) is terminated by the Company or TGR Financial in the circumstances described in the preceding sentence, or (ii) (A) if TGR Financial materially breaches any representation, warranty, covenant or agreement in the Merger Agreement, (B) the Merger Agreement is terminated for failure to consummate the Merger by the End Date and the approval of the Company’s shareholders has not been obtained, or (C) TGR Financial fails to receive shareholder approval; and an acquisition proposal is made to TGR Financial or to its shareholders publicly prior to the TGR Financial shareholder meeting with respect to (C) or prior to termination with respect to (A) or (B), and TGR Financial enters into a definitive agreement with respect to or consummates certain acquisition proposals within 12 months of termination of the Merger Agreement.

Pursuant to the Merger Agreement, the Company will appoint or elect as a director of the Company and First Foundation Bank, effective at the Effective Time, one individual who had served as a director of TGR Financial as of the date of the Merger Agreement.  The individual, who shall be mutually agreed upon by the Company and TGR Financial, must qualify as an “independent” director of the Company under applicable NASDAQ rules.  The Company and TGR Financial have determined that Gary L. Tice, the Chairman and Chief Executive Officer of TGR Financial, will be appointed to the board of directors of the Company and First Foundation Bank at the Effective Time.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, TGR Financial, their respective subsidiaries or affiliates or their respective businesses, as well as in the Forms 10-K, Forms 10-Q and other filings that the Company makes with the Securities and Exchange Commission (the “SEC”).

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, TGR Financial or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting Agreements and Non-Solicitation, Non-Competition and Confidentiality Agreements

On June 2, 2021, concurrently with the execution of the Merger Agreement and as a material inducement and as additional consideration to the parties to enter into the Merger Agreement, the Company and TGR Financial also entered into voting agreements with certain shareholders and officers and each of the directors of TGR Financial, and certain officers and each of the directors of the Company, respectively. The voting agreements generally (i) require that such TGR Financial shareholders, officers and directors agree to vote in favor of the approval of the Merger and the Merger Agreement and certain related matters and against alternative transactions and (ii) require that such Company officers and directors agree to vote in favor of the approval of the Merger and the Merger Agreement and the issuance of shares of Company Common Stock in connection with the Merger.

Also on June 2, 2021, concurrently with the execution of the Merger Agreement and as a material inducement and as additional consideration to the Company to enter into the Merger Agreement, certain officers and each of the directors of TGR Financial entered into a customary non-solicitation, non-competition and confidentiality agreement with the Company.

The voting agreements and the non-solicitation, non-competition and confidentiality agreements will terminate automatically in the event that the Merger Agreement is terminated for any reason in accordance with its terms. The foregoing summary of the voting agreements and the non-solicitation, non-competition and confidentiality agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each of the voting agreements and the non-solicitation, non-competition and confidentiality agreement, which are substantially in the forms included as exhibits to the Merger Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth in Item 1.01 of this Current Report on Form 8-K with respect to Mr. Tice’s appointment to the Company’s board of directors effective as of the Effective Time is incorporated into this Item 5.02 by reference. There are no transactions between the Company and Mr. Tice that would be required to be reported under Item 404(a) of Regulation S-K.

Item 7.01 Regulation FD Disclosure

On June 3, 2021, the Company and TGR Financial issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference. In addition, the Company has prepared an investor presentation regarding the transactions contemplated by the Merger Agreement, which it expects to use in connection with presentations to analysts and investors. The presentation is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 is furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor will it be deemed incorporated by reference in any filing under the Securities Act, except as will be expressly set forth by specific reference in such document or filing.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to the Company’s current expectations regarding the proposed merger and its business plans and expectations. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by the Company with the SEC. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the proposed merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; changes in the Company’s or TGR Financial’s stock price before closing, including as a result of its financial performance prior to closing or transaction-related uncertainty, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the occurrence of any event, change or other circumstance that could give risk to the right of one or both of the parties to terminate the Merger Agreement; the risk that the benefits from the proposed merger may not be fully realized or may take longer to realize than expected or be more costly to achieve, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company and TGR Financial operate; the ability to promptly and effectively integrate the businesses of the Company and TGR Financial; reputational risks and the reaction of the companies’ customers, employees and counterparties to the proposed merger; diversion of management time on merger-related issues; lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; that the COVID-19 pandemic, including uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other financial activity, could harm the Company’s or TGR Financial’s business, financial position and results of operations, and could adversely affect the timing and anticipated benefits of the proposed merger; and other risks that are described in the Company’s public filings with the SEC. You should not place undue reliance on forward-looking statements and the Company and TGR Financial undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information about the Merger and Where to Find It

Investors and security holders are urged to carefully review the Company’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, proxy statements and Current Reports on Form 8-K. The documents are filed with the SEC and may be obtained free of charge at www.sec.gov, at the Company’s website at firstfoundationinc.com under the “Investor Relations” link, or writing the Company at 18101 Von Karman Ave., Suite 700, Irvine, CA 92612; Attention: Kevin Thompson.

ln connection with the proposed merger transaction, the Company will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and TGR Financial, and a prospectus of the Company, which are referred to as the joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and joint proxy statement/prospectus when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of the Company and TGR Financial seeking required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement prospectus, and any other documents the Company files with the SEC free of charge as described in the preceding paragraph.

The Company, TGR Financial, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the Company and TGR Financial shareholders in favor of the approval of the transaction. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2021 annual meeting of stockholders, as previously filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization dated as of June 2, 2021, by and between First Foundation Inc. and TGR Financial, Inc.
99.1	Joint Press Release, dated June 3, 2021.
99.2	Investor Presentation, dated June 3, 2021.

* Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FOUNDATION INC.

Date: June 3, 2021	By:	/s/ KEVIN L. THOMPSON
Kevin L. Thompson Executive Vice President & Chief Financial Officer